October 24, 2024

Anthony Lombardo
Chief Financial Officer
Mountain Top Properties, Inc.
7325 Oswego Road
Liverpool, NY 13090

       Re: Mountain Top Properties, Inc.
           Form 10-K for year ended December 31, 2023
           Filed April 1, 2024
           File No. 000-56298
Dear Anthony Lombardo:

       We have reviewed your October 9, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 3, 2024 letter.

Form 10-K/A for the year ended December 31, 2024
Item 9A. Controls and Procedures, page 17

1. We note your revisions in response to comment 1. However, you omitted previously disclosed conclusions regarding your disclosure controls and procedures. Please file an amendment to include the complete text of Item 9A in accordance with Rule 12(b)-
       15 of the Exchange Act. In addition, please cite the specific COSO framework upon which you relied (i.e. 2013 framework).
Item 8. Financial Statements and Supplementary Data, page F-1

2. We note the signed audit report provided in this amendment. Please amend to file
       Item 8 in its entirety in accordance with Rule 12(b)-15 of the Exchange Act, including the financial statements and notes to which the audit report applies. Note that updated
       Section 302 and 906 certifications must be filed as well.
 October 24, 2024
Page 2

        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction